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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒
Check the appropriate box:
☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Pursuant to §240.14a-12
SM&A
(Name of Registrant as Specified In Its Charter)
Steven S. Myers
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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PRELIMINARY COPY
SUBJECT TO COMPLETION, DATED APRIL 2, 2008

2008 ANNUAL MEETING OF STOCKHOLDERS
OF
SM&A

PROXY STATEMENT
OF
STEVEN S. MYERS

To Fellow SM&A Stockholders:

        This Proxy Statement and the accompanying GOLD proxy card are being furnished to stockholders ("Stockholders") of SM&A ("SM&A" or the "Company") in connection with the solicitation of proxies by Steven S. Myers, to be used at the 2008 Annual Meeting of Stockholders of SM&A (the "Annual Meeting") which is to be held at                        AM local time on                        , 2008, at the Company's Corporate headquarters, 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660, and at any adjournments or postponements thereof. This Proxy Statement and the GOLD proxy card are first being furnished to Stockholders on or about                        , 2008.

        Mr. Myers is soliciting your proxy for the Annual Meeting regarding the following proposals:

  1.
  To elect to the Board of Directors of SM&A (a) Steven S. Myers, Albert S. Nagy, Kenneth W. Colbaugh and Redge E. Bendheim (the "Myers Nominees"), who have consented, if elected, to serve as directors, and (b) the persons nominated by SM&A to serve as directors other than William C. Bowes, John P. Stenbit, Joseph B. Reagan and Robert J. Untracht (there is no assurance that any of SM&A's nominees will serve as directors if the Myers Nominees are elected to the Board of Directors); and

  2.
  To ratify the Company's Audit Committee selection of BDO Seidman, LLP as Independent Registered Public Accounting Firm for 2008.

        If any of the Myers Nominees is unable or otherwise unavailable to serve as a director, Mr. Myers reserves the right to nominate a replacement candidate for election as a director (any such replacement shall be deemed to be a Myers Nominee). In any such case, the GOLD proxy card will be voted for such substitute nominees.

        MR. MYERS URGES STOCKHOLDERS TO VOTE FOR THE MYERS NOMINEES AND THEREBY JOIN HIM IN HIS EFFORT TO ADD TO THE BOARD INDIVIDUALS SELECTED OUTSIDE OF THE NOMINATION PROCESS UNDER WHICH ALL BOARD MEMBERS ARE NOMINATED BY EXISTING SM&A DIRECTORS.

IMPORTANT

        The election of the Myers Nominees requires the affirmative vote of a plurality of the votes cast, assuming a quorum is present or otherwise represented at the Annual Meeting. As a result, your vote is extremely important. We urge you to mark, sign, date and return the enclosed GOLD proxy card to vote FOR the election of the Myers Nominees.

        IF ELECTED, CONSISTENT WITH THEIR FIDUCIARY DUTY, THE MYERS NOMINEES ARE COMMITTED TO ACTING IN THE BEST INTEREST OF THE STOCKHOLDERS OF SM&A. WE URGE YOU TO VOTE YOUR GOLD PROXY CARD FOR STEVEN S. MYERS, ALBERT S. NAGY, KENNETH W. COLBAUGH AND REDGE E. BENDHEIM.

        WE URGE YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY SM&A. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW.

        If you have any questions or require any assistance in executing your proxy, please call:

Georgeson Inc.
Stockholders call toll-free:
Banks and Brokers call collect:

        Only holders of record of SM&A's voting securities as of the close of business on                        , 2008 (the "Record Date") are entitled to notice of, and to attend and vote at, the Annual Meeting and any adjournments or postponements thereof. According to the proxy statement of SM&A filed with the Securities and Exchange Commission ("Company Proxy Statement"), as of the Record Date, there were                        outstanding shares of Common Stock, par value $0.0001 per share, of SM&A (the "Common Stock"). Stockholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Common Stock of SM&A held on the Record Date.

        HOLDERS OF SHARES AS OF THE RECORD DATE ARE URGED TO SUBMIT A GOLD PROXY CARD EVEN IF YOUR SHARES ARE SOLD AFTER THE RECORD DATE.

        IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE THOSE SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE AND RETURN ON YOUR BEHALF THE GREEN PROXY CARD AS SOON AS POSSIBLE.

        As of the Record Date, the Myers Nominees beneficially owned an aggregate of 3,007,225 shares of Common Stock, estimated to represent approximately 15.8% of the outstanding shares of Common Stock as of the Record Date. The Myers Nominees intend to vote such shares FOR the election of the Myers Nominees.

        VOTE FOR THE MYERS NOMINEES BY RETURNING YOUR SIGNED AND DATED GOLD PROXY TODAY.

PARTICIPANTS IN SOLICITATION OF PROXIES

        Each of the four Myers Nominees, Steven S. Myers, Albert S. Nagy, Kenneth W. Colbaugh and Redge E. Bendheim, is deemed a participant in the solicitation of proxies contemplated hereby.

        The address of each Myers Nominee is as follows:

Steven S. Myers	1523 Dolphin Terrace, Corona Del Mar, California 92625
Albert S. Nagy	32152 Calle Los Elegantes, San Juan Capistrano, California 92675
Kenneth W. Colbaugh	16 Cherry Hills Lane, Newport Beach, California 92660
Redge E. Bendheim	19713 Yorba Linda Blvd., Number 136, Yorba Linda, California 92886

        For information regarding the principal occupation or employment of each Myers Nominee, see "PROPOSAL 1—ELECTION OF DIRECTORS" beginning on page 4 of this Proxy Statement.

        Additional information regarding the Myers Nominees, including beneficial ownership of securities of SM&A and transactions in the securities of SM&A effected during the past two years, is set forth on Appendix I attached hereto. Each Myers Nominee has an interest in the election of directors and the adoption of additional proposal(s) at the Annual Meeting (i) indirectly through the beneficial ownership (if any) of Common Stock and other securities of SM&A and (ii) pursuant to the Myers Nominee Agreements (as defined below).

PROPOSAL 1—ELECTION OF DIRECTORS

Reasons to Vote for the Myers Nominees

        Mr. Myers founded SM&A in 1982 and served as the Chief Executive Officer and Chairman of the Board of Directors of SM&A (the "Board") for most of the Company's existence until his retirement on March 31 2007. Since Mr. Myers's retirement, SM&A's stock price has declined significantly, resulting in material loss to stockholder value. Mr. Myers believes that the decline of more than 40% in the Company's stock price over the past year is largely or entirely attributable to inappropriate financial guidance provided by the Company's chief executive officer on investment community conference calls in recent quarters; poorly controlled growth of the Company's selling, general and administrative expenses over the same period; inappropriate handling of various aspects of a recently completed strategic transaction; and management actions or failures to act resulting in the loss of several highly capable senior professionals, some of whom have since started businesses that now compete with the Company. Because Mr. Myers believes that some or all of these circumstances might not have occurred with better Board oversight, he believes that it is imperative to replace a segment of the Board with individuals who are committed to promoting accountability of senior management and overseeing efforts to maximize stockholder value.

        On March 18, 2008, Mr. Myers contacted Dwight L. Hanger, Chairman of the Board, by telephone and expressed his disappointment with the dramatic decline in the Company's stock price. Mr. Myers explained the need to replace certain members of the Board and asked Mr. Hanger to endeavor to have the Board consider including Mr. Myers himself, Albert S. Nagy, Kenneth W. Colbaugh and Redge E. Bendheim in the Company's slate of nominees for election to the Board at the Annual Meeting. Following the call between Mr. Myers and Mr. Hanger, at the request of Mr. Hanger, Mr. Myers and Mr. Colbaugh met with two members of the Board, Christopher J. Lewis and Robert Rodin, at Mr. Lewis' office in Irvine, California. At the meeting, Mr. Myers and Mr. Colbaugh discussed the decline in stockholder value over the last year and reiterated Mr. Myers's belief in the need for a better-qualified Board. On March 20, 2008, Mr. Myers received a letter from Mr. Hanger indicating that the Board strongly disagreed with Mr. Myers's belief that it was necessary to replace any members of the Board. On March 24, 2008, Mr. Myers filed this Proxy Statement with the Securities and Exchange Commission (the "Commission").

        All of the Myers Nominees have strong operational and financial backgrounds and, if elected, consistent with their fiduciary duty to all stockholders of the Company, will actively seek to maximize stockholder value.

Background of the Myers Nominees

        According to the Company Proxy Statement, the Board intends to nominate nine candidates for election as directors at the Annual Meeting. According to the Company's certificate of incorporation and by-laws, the Company does not have a classified board. The Board currently consists of nine directors. This Proxy Statement is soliciting proxies to elect Steven S. Myers, Albert S. Nagy, Kenneth W. Colbaugh, Redge E. Bendheim, as directors, and the persons nominated by SM&A as set forth in the Company Proxy Statement other than William C. Bowes, John P. Stenbit, Joseph B. Reagan and Robert J. Untracht, as directors. Under applicable proxy rules, we are required either to solicit proxies only for Messrs. Myers, Nagy, Colbaugh and Bendheim, which could result in limiting the ability of Stockholders to fully exercise their voting rights with respect to SM&A's nominees, or to solicit proxies for Messrs. Myers, Nagy, Colbaugh, Bendheim and for fewer than all of SM&A's nominees, which enables a Stockholder who desires to vote for Messrs. Myers, Nagy, Colbaugh and Bendheim to also vote for those SM&A nominees for whom we are soliciting proxies. The Myers Nominees, if elected, would hold office until the 2009 annual meeting of stockholders and until a successor has been duly elected and qualified.

        Background information about the Myers Nominees is set forth below. The Myers Nominees will not receive any compensation from Mr. Myers or any of his affiliates in connection with this proxy solicitation. If elected, the Myers Nominees will be entitled to such compensation from SM&A as is consistent with SM&A's past practice for non-employee directors, which is described in the Company Proxy Statement. The Myers Nominees have an interest in the election of directors at the Annual Meeting indirectly through the beneficial ownership of shares of Common Stock, as described in Appendix I, and pursuant to the Myers Nominee Agreements described below. The Myers Nominees other than Mr. Myers would not be barred from being considered independent under NASDAQ Rule 4200 and would be eligible to be independent under the applicable standards of NASDAQ and the independence standards applicable to SM&A under paragraph (a)(1) of Item 407 of Regulation S-K under the Securities Exchange Act of 1934, as amended.

Myers Nominee	Age	Background Information
Steven S. Myers	61	Mr. Myers was the founder of the Company. Mr. Myers served as the Company's Chief Executive Officer and Chairman of the Board from September 1982 until his retirement in March 2007. Prior to forming the Company, Mr. Myers was Vice President of Sales Marketing for Loral Data Systems Division and held several other key management and technical positions within the aerospace and defense industry with Ball Aerospace Systems Division, Fairchild Space and Electronics Company and Watkins-Johnson Company. Mr. Myers also serves as President and Chief Executive Officer of Dolphin Capital Holdings, Inc. (formerly Summit Aviation, Inc. and SummitJets, Inc.), a private equity investment company owned by Mr. Myers. Mr. Myers currently serves on the board of directors of NeoStem, Inc., a company that is developing a network of adult stem cell collection centers, and the advisory board of Quantum Sphere, Inc., a private equity firm. Mr. Myers holds a Bachelor of Science degree in Mathematics from Stanford University.
Albert S. Nagy	62
		Mr. Nagy was a Director of the Company from June 2000 to April 2005, and during his tenure served in a number of Board capacities including Chair of the Compensation Committee and the Governance Committee. Since 1991, Mr. Nagy has served as the Managing Director of The Nagy Group, a business consultancy firm founded by Mr. Nagy, which specializes in strategic planning and operations. Prior to forming The Nagy Group, Mr. Nagy founded and managed Birtcher Investments from 1983 to 1991. Prior to that, Mr. Nagy was a member of the board of directors and a Senior Vice President of Heitman Financial Services, a real estate finance organization. Mr. Nagy serves as a director on the board of directors of ThyssenKrupp Elevator AG, the third largest elevator company in the world, Mark IV Capital, a family investment company, and Olson Urban Housing, LLC, a privately-held California homebuilder. Mr. Nagy holds a Bachelors degree in Political Science from Denison University and a Masters degree in International Relations from Claremont Graduate School.

Kenneth W. Colbaugh	55
		Mr. Colbaugh was a Director, Executive Vice President and Chief Operating Officer of the Company from 1990 to 1999. Prior to joining the Company in 1990, Mr. Colbaugh served in various management positions, including Director of Program Management & Control at Lockheed Corporation (now Lockheed Martin Corporation). In 2000, Mr. Colbaugh founded Colbaugh & Heinsheimer Consulting, Inc., a consulting firm that provides strategic planning and technical litigation support to Fortune 500 companies, and served as a Managing Director until 2005. Mr. Colbaugh has been an independent consultant and investor since 2006. Mr. Colbaugh holds a Bachelor of Science degree in Business Administration from San Jose State University. He also attended Lockheed Advanced Institute and Lockheed Management Institute.
Redge E. Bendheim	54
		Mr. Bendheim has more than 30 years of experience in providing financial and tax planning services to numerous publicly and privately held companies. Mr. Bendheim was a tax partner with KPMG LLP and recently retired after 30 years of service in public accounting. Mr. Bendheim was the Tax Professional Practice Partner for the Orange County, San Diego and Phoenix offices of KPMG LLP. Mr. Bendheim has recently established his own consulting practice providing tax planning, financial and tax consulting services. Mr. Bendheim holds a Masters of Business Taxation and a Bachelors of Science degree from the University of Southern California. He is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants and the California Society of Certified Public Accountants.

        As of the Record Date, the Myers Nominees owned an aggregate of 3,007,225 shares of Common Stock, estimated to represent approximately 15.8% of the outstanding shares of Common Stock as of the Record Date. The Myers Nominees intend to vote such shares FOR the election of the Myers Nominees. For additional information regarding the Myers Nominees, please see Appendix I to this Proxy Statement. The information in this Proxy Statement (including Appendix I) regarding a particular Myers Nominee (other than Mr. Myers) has been furnished to Mr. Myers by such Myers Nominee.

        The Myers Nominees also intend to vote for SM&A's nominees other than William C. Bowes, John P. Stenbit, Joseph B. Reagan and Robert J. Untracht. The names, backgrounds and qualifications of SM&A's nominees and other information about them can be found in the Company Proxy Statement. There is no assurance that any of SM&A's nominees will serve as directors if the Myers Nominees are elected. In the event that one or more of the Myers Nominees is elected and that one or more of SM&A's nominees declines to serve with such Myers Nominee or Myers Nominees, the Bylaws of the Company provide that director vacancies may be filled by a majority of the remaining directors then in office, and that shareholders of the Company may elect a director at any time to fill a vacancy not filled by the directors.

        Except as disclosed in this Proxy Statement (including Appendix I hereto), none of the Myers Nominees or any of their affiliates or associates has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting.

        Each Myers Nominee has agreed and consented to be named in this Proxy Statement and to serve as a director of SM&A, if elected. Mr. Myers does not expect that any of the Myers Nominees will be unable to stand for election, but, in the event that any of them is unable to serve or otherwise unavailable to serve, the shares of Common Stock represented by the enclosed GOLD proxy card will be voted for replacement nominee of Mr. Myers. Mr. Myers reserves the right to nominate replacement or additional persons as nominees for any reason, including in the event that (i) the Board is expanded beyond its current size and/or (ii) any of the Myers Nominees is unable to stand for election or to serve for any reason, to the extent permitted by applicable law, including by reason of the taking or announcement of any action by the Company that has, or if consummated would have, the effect of disqualifying any such Myers Nominee to serve as a director.

Agreements with Myers Nominees

        Mr. Myers has entered into a separate agreement (the "Myers Nominee Agreement") with each Myers Nominee other than himself with respect to the nomination of such individual as a director of SM&A at the Annual Meeting. The Myers Nominee Agreement provides, among other things, as follows:

  •
  each Myers Nominee has agreed to stand for election as a director of SM&A in connection with this proxy solicitation and to serve as a director of SM&A if elected;

  •
  Mr. Myers has agreed to pay all costs of this proxy solicitation; however, Mr. Myers intends to seek reimbursement from SM&A;

  •
  Mr. Myers has agreed, subject to limited exceptions, to indemnify and hold each Myers Nominee harmless from and against any and all losses, damages, penalties, judgments, deficiencies, costs, expenses and disbursements incurred in connection with such Myers Nominee serving as a candidate for election to the Board and this proxy solicitation (but not in such Myers Nominee's capacity as a director of the Company if elected).

Certain Transactions with Mr. Myers

        As disclosed above, Mr. Myers served as the Company's Chief Executive Officer and Chairman of the Board until his retirement on March 31, 2007. For the period from January 1, 2007 through the date of his retirement, Mr. Myers received an aggregate of $100,000 in base salary, $117,189 in incentive compensation and perquisites with a total value of approximately $6,957. The perquisites received by Mr. Myers during such period were made available by the Company to its executive officers and included payment of club fees and certain business-related entertainment expenses and automobile expenses. In addition, Mr. Myers received medical benefits through the Company's Exec-U-Care program. In addition, on March 9, 2007, the Company entered into a retirement agreement with Mr. Myers, pursuant to which the Company made a retirement payment to Mr. Myers of $500,000 in the second quarter of 2007, and the Company and Mr. Myers agreed to a mutual release of claims, provided that the Company's indemnification obligations and certain restrictive covenants of Mr. Myers's employment agreement remain in force following his retirement.

        WE STRONGLY URGE YOU TO VOTE FOR THE ELECTION OF STEVEN S. MYERS, ALBERT S. NAGY, KENNETH W. COLBAUGH AND REDGE E. BENDHEIM BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED TO YOU WITH THIS PROXY STATEMENT.

        IF YOU HAVE SIGNED THE GOLD PROXY CARD AND NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE ALL THE SHARES REPRESENTED BY THE GOLD PROXY CARD (A) "FOR" THE ELECTION OF STEVEN S. MYERS, ALBERT S. NAGY, KENNETH W. COLBAUGH AND REDGE E. BENDHEIM, AND (B) "FOR" THE ELECTION OF THE PERSONS NOMINATED BY SM&A (OTHER THAN WILLIAM C. BOWES, JOHN P. STENBIT, JOSEPH B. REAGAN AND ROBERT J. UNTRACHT), FOR DIRECTORS.

OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

        According to the Company Proxy Statement, SM&A is soliciting proxies with respect to one proposal other than the election of directors. Please refer to the Company Proxy Statement for a detailed discussion of this proposal, including various arguments in favor of and against such proposal. This proposal is outlined below.

PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        The Company is soliciting proxies to ratify the Audit Committee's selection of the Company's Independent Registered Public Accounting Firm for the coming fiscal year. Mr. Myers does not object to the ratification of the Company's Audit Committee's selection of BDO Seidman, LLP as the Company's Independent Registered Public Accounting Firm.

        The accompanying GOLD proxy card will be voted in accordance with your instruction on such card. You may vote for or vote against, or abstain from voting on Proposal 2 described above by marking the proper box on the GOLD proxy card.

OTHER PROPOSALS

        Mr. Myers and his affiliates know of no other business to be presented at the Annual Meeting. If any other matters should properly come before the Annual Meeting, it is intended that the persons named on the enclosed GOLD proxy card will vote that proxy on such other matters in accordance with their judgment.

VOTING PROCEDURES

        According to the Company Proxy Statement, the voting procedures are as set forth below.

        Holders of shares of SM&A's Common Stock, at the close of business on the Record Date are entitled to notice of, and to vote at, the Annual Meeting and at any or all adjournments and postponements thereof. As of the Record Date, a total of            shares of Common Stock were issued and outstanding. A majority of those shares will constitute a quorum for the purpose of electing directors or adopting proposals at the Annual Meeting. Abstentions and broker non-votes will each be included in the determination of the number of shares present and voting, for purposes of determining the presence or absence of a quorum for the transaction of business at the Annual Meeting. A broker "non-vote" occurs when a bank nominee (such as a broker) holding shares for a beneficial owner abstains from voting on a particular proposal because such nominee does not have discretionary voting power for that proposal and has not received instructions from the beneficial owner on how to vote those shares. Each share of Common Stock outstanding on the Record Date is entitled to one vote on each matter presented at the Annual Meeting.

        Directors are elected by a plurality of the votes cast by the holders of Common Stock at a meeting at which a quorum is present. Plurality means that the individuals who receive the greatest number of votes cast by shareholders present in person or represented by proxy at the Annual Meeting and entitled to vote thereon will be elected as directors up to the maximum number of directors to be chosen at the meeting. The other proposals will be approved if the affirmative votes exceed the votes cast against. Consequently, any shares not voted (whether by abstention, withholding of votes, broker non-vote or otherwise) will have no impact on the outcome of the vote.

        As explained in the detailed instructions on your GOLD proxy card, there are four ways you may vote. You may:

  1.
  Sign, date and return the enclosed GOLD proxy card in the enclosed postage-paid envelope. We recommend that you vote on the GOLD proxy card even if you plan to attend the Annual Meeting;

  2.
  Vote via the Internet by following the voting instructions on the GOLD proxy card or the voting instructions provided by your broker, bank or other holder of record. If you submit your vote by Internet, you may incur costs associated with electronic access, such as usage charges from Internet access providers and telephone companies;

  3.
  Vote by telephone by following the voting instructions on the GOLD proxy card or the instructions provided by your broker, bank or other holder of record; or

  4.
  Vote in person by attending the Annual Meeting. Written ballots will be distributed to Stockholders who wish to vote in person at the Annual Meeting. If you hold your shares through a bank, broker or other custodian, you must obtain a legal proxy from such custodian in order to vote in person at the meeting.

        To submit a proxy with voting instructions by telephone please call the telephone number listed on the GOLD proxy card. Proxies may also be submitted over the Internet. Please refer to the GOLD proxy card for the website information. In each case Stockholders will be required to provide the unique control number which has been printed on each Stockholder's GOLD proxy card. In addition to the instructions that appear on the GOLD proxy card, step-by-step instructions will be provided by a recorded telephone message for those Stockholders submitting proxies by telephone, or at the designated website for those Stockholders submitting proxies over the Internet. Stockholders submitting their proxies with voting instructions by telephone or over the Internet will receive confirmation on the telephone that their vote by telephone was successfully submitted, and may provide an email address for confirmation that their vote by Internet was successfully submitted.

        Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed GOLD proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED (I) FOR STEVEN S. MYERS, ALBERT S. NAGY, KENNETH W. COLBAUGH AND REDGE E. BENDHEIM FOR DIRECTORS AND FOR THE PERSONS NOMINATED BY SM&A (OTHER THAN WILLIAM C. BOWES, JOHN P. STENBIT, JOSEPH B. REAGAN AND ROBERT J. UNTRACHT), FOR DIRECTORS, (II) FOR RATIFICATION OF BDO SEIDMAN, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2008, AND (III) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

        If you have any questions or require any assistance in executing your proxy, please call:

Georgeson Inc.
Stockholders call toll-free:
Banks and Brokers call collect:

PROXY PROCEDURES

        IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

        The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card.

        Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a Stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you sell such shares after the Record Date. Accordingly, it is important that you vote the shares held by you on the Record Date, or grant a proxy to vote such shares on the GOLD proxy card, even if you sell such shares after the Record Date.

        IF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION ON THE RECORD DATE, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE ON YOUR BEHALF THE GOLD PROXY CARD AS SOON AS POSSIBLE.

REVOCATION OF PROXIES

        Any Stockholders of record may revoke or change his or her proxy instructions at any time prior to the vote at the Annual Meeting by:

  •
  submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any [COLOR] proxy cards which you may have submitted to SM&A;

  •
  instructing Steven S. Myers by telephone or via the Internet as to how you would like your shares voted (instructions are on your GOLD proxy card);

  •
  attending the Annual Meeting and withdrawing his or her proxy by voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy); or

  •
  delivering written notice of revocation either to Steven S. Myers c/o Georgeson Inc., P.O. Box            , New York, New York 10038, or the Corporate Secretary of SM&A at the address provided by SM&A in the Company Proxy Statement.

        Please note that if your shares are held in "street name" by a bank, broker or bank nominee, you must follow the instructions provided by such bank, broker or bank nominee to vote or revoke your earlier vote.

        Although a revocation is effective if delivered to SM&A, Steven S. Myers requests that either the original or a copy of any revocation be mailed to Steven S. Myers c/o Georgeson Inc., P.O. Box            , New York, New York 10038, so that Steven S. Myers will be aware of all revocations.

        IF YOU PREVIOUSLY SIGNED AND RETURNED A [COLOR] PROXY CARD TO SM&A, WE URGE YOU TO REVOKE IT BY (1) SIGNING, DATING AND RETURNING THE GOLD PROXY CARD, (2) INSTRUCTING US BY TELEPHONE OR VIA THE INTERNET AS TO HOW YOU WOULD LIKE YOUR SHARES VOTED, (3) ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON OR (4) DELIVERING A WRITTEN NOTICE OF REVOCATION TO STEVEN S. MYERS OR TO THE CORPORATE SECRETARY OF THE COMPANY.

COST AND METHOD OF SOLICITATION

        Mr. Myers has retained Georgeson Inc. ("Georgeson") to conduct the solicitation, for which Georgeson is to receive a fee not to exceed $            , plus reimbursement for its reasonable out-of-pocket expenses. Mr. Myers has agreed to indemnify Georgeson against certain liabilities and expenses, including certain liabilities under the federal securities laws. Proxies may be solicited by mail, courier services, Internet, advertising, telephone or telecopier or in person. It is anticipated that Georgeson will employ approximately            persons to solicit proxies from SM&A Stockholders for the Annual Meeting. The total expenditures in furtherance of, or in connection with, the solicitation of proxies is $                        to date, and is estimated to be $            in total.

        In addition, it is anticipated that Mr. Myers will, and the other Myers Nominees may, participate in the solicitation of proxies. The Myers Nominees will not receive any compensation for assisting in the solicitation of proxies.

        Mr. Myers intends to seek reimbursement for the costs and expenses associated with the proxy solicitation in the event that the Myers Nominees are elected to the Board of Directors of SM&A. Given the relatively insignificant size of the potential reimbursements, Mr. Myers does not intend to submit the issue of reimbursement to a vote of security holders.

ADDITIONAL INFORMATION

        The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith is required to file reports, proxy statements and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, DC 20549. Documents filed electronically by the Company are also available at the Commission's Web site (http://www.sec.gov).

        Certain information regarding securities of SM&A held by SM&A's Directors, nominees, management and 5% Stockholders, and information concerning the procedures for submitting stockholder proposals and director nominations intended for consideration at the 2009 annual meeting of stockholders of SM&A and for consideration for inclusion in the proxy materials for that meeting, is required to be contained in the Company Proxy Statement. Please refer to the Company Proxy Statement for such information. The Myers Nominees take no responsibility for the accuracy or completeness of such information.

Date: April [    ], 2008

STEVEN S. MYERS

APPENDIX I

CERTAIN INFORMATION OF THE MYERS NOMINEES

A.    Beneficial Ownership of SM&A Securities

        The following table sets forth information with respect to the beneficial ownership of Common Stock as of March 24, 2007 by the Myers Nominees. The percentage ownership information is based on 19,030,021 shares of Common Stock outstanding as of January 31, 2008, as disclosed in the Company's Annual Report on the Form 10-K filed with the Commission on March 7, 2008.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
Common Stock	Steven S. Myers	2,997,225	(1)	15.75%
Common Stock	Albert S. Nagy	10,000	(2)	0.05%
Common Stock	Kenneth W. Colbaugh	0		0.00%
Common Stock	Redge E. Bendheim	0		0.00%

(1)
Includes (a) 1,875,609 shares held by Steven S. Myers Revocable Living Trust dated December 1, 2000, as to which Mr. Myers has sole voting power and sole dispositive power; (b) 1,000,000 shares held by Steven S. Myers Grantor Retained Annuity Trust dated April 23, 2007, as to which Mr. Myers has sole voting power and sole dispositive power; (c) 10,000 shares owned beneficially and of record by Melissa Myers, Mr. Myers's daughter, and (d) 111,616 shares held by Myers Irrevocable Trust, as to which Mr. Myers has no voting or dispositive power and disclaims any beneficial ownership interest in such shares.

(2)
The 10,000 shares are held by The Nagy Group, LLC Defined Benefit Pension Plan.

B.    Transactions in SM&A Securities

        The following table indicates the date of each sale of shares of Common Stock by Mr. Myers within the past two years, and the number of shares in each such sale. Except as set forth below, none of the Myers Nominees effected any transactions in the shares of Common Stock during the past two years.

Name	Date	No. of Shares Sold
Steven S. Myers	05/01/2007	100,000
	05/02/2007	48,000
	06/13/2007	32,000
	08/30/2007	10,000
	08/31/2007	10,000
	09/10/2007	8,000
	09/13/2007	3,000
	09/18/2007	50,000
	09/21/2007	52,500
	01/11/2008	88,300
	01/25/2008	1,700
	01/28/2008	10,000
	02/20/2008	10,000
	02/21/2008	15,000

I-1

        With respect to the Myers Nominees, except as disclosed above and in the Proxy Statement:

  1.
  no Myers Nominee is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies;

  2.
  none of the associates of any Myers Nominee beneficially owns, directly or indirectly, any securities of the Company;

  3.
  no Myers Nominee owns any securities of any parent or subsidiary of the Company, directly or indirectly;

  4.
  no Myers Nominee or any associate of any Myers Nominee has engaged in or had a direct or indirect material interest in any transaction, or series of similar transactions, since January 1, 2007, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000;

  5.
  no Myers Nominee or any associate of any Myers Nominee has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates or (b) with respect to future transactions to which the Company or any of its affiliates will or may be a party;

  6.
  no Myers Nominee has any arrangement or understanding with any person pursuant to which a nominee for director is proposed to be elected;

  7.
  no Myers Nominee has any substantial interest, direct or indirect, in any matter to be acted upon proposed in this Proxy Statement aside from his interest as a shareholder of the Company, to the extent applicable;

  8.
  no Myers Nominee or any associate of a Myers Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material proceeding; and

  9.
  there is no event that occurred during the past five years with respect to any of the Myers Nominees required to be described under Item 401(f) of Regulation S-K.

        For the purposes of the foregoing, the term "associates" shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended.

I-2

IMPORTANT

1.
If your shares are held in your own name, please mark, date and mail the enclosed GOLD proxy card to our Proxy Solicitor, Georgeson Inc., in the postage-paid envelope provided.

2.
If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can vote such shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions for a GOLD proxy card to be signed representing your shares.

3.
If you have already submitted a [COLOR] proxy card to SM&A for the Annual Meeting, you may change your vote to a vote FOR the election of the Myers Nominees by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to SM&A. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT AT THE ANNUAL MEETING.

        If you have any questions or require any assistance in executing your proxy, please call:

Georgeson Inc.
Stockholders call toll-free:
Banks and Brokers call collect:

PRELIMINARY COPY
SUBJECT TO COMPLETION, DATED MARCH 24, 2008

PLEASE SEE REVERSE SIDE FOR
THREE EASY WAYS TO VOTE!

PROXY CARD

SM&A
2008 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY
STEVEN S. MYERS

        The undersigned hereby appoints and constitutes each of Steven S. Myers, [    •    ] and [    •    ] (acting alone or together) as proxies, with full power of substitution in each, to represent the undersigned at the Annual Meeting of Stockholders of SM&A ("SM&A") to be held at                        AM local time on                        , 2008, at the Company's Corporate headquarters, 4695 MacArthur Court, 8th Floor, Newport Beach, California 92660, and at any adjournment or postponement thereof, hereby revoking any proxies previously given, to vote all shares of Common Stock of SM&A held or owned by the undersigned as directed below, and in their discretion upon such other matters as may come before the meeting. IF NO DIRECTION IS MADE WITH RESPECT TO A PROPOSAL, THIS PROXY WILL BE VOTED AS FOLLOWS WITH RESPECT TO ANY SUCH PROPOSAL: (I) FOR STEVEN S. MYERS, ALBERT S. NAGY, KENNETH W. COLBAUGH AND REDGE E. BENDHEIM FOR DIRECTORS, AND FOR THE PERSONS NOMINATED BY SM&A (OTHER THAN WILLIAM C. BOWES, JOHN P. STENBIT, JOSEPH B. REAGAN AND ROBERT J. UNTRACHT), FOR DIRECTORS, (II) FOR RATIFICATION OF BDO SEIDMAN, LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2008, AND (III) IN THE PROXY HOLDERS' DISCRETION AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING. If any nominee for director is unable or declines to serve as director, this proxy will be voted for any substitute nominee that Steven S. Myers designates.

YOUR VOTE IS VERY IMPORTANT—PLEASE VOTE YOUR PROXY TODAY.

(CONTINUED AND TO BE SIGNED AND DATED ON THE REVERSE SIDE.)

PROXY SOLICITED BY STEVEN S. MYERS

YOUR VOTE IS VERY IMPORTANT

Please take a moment now to vote your shares of SM&A
common stock for the upcoming Annual Meeting of Stockholders

YOU CAN VOTE TODAY IN ONE OF THREE WAYS:

1.
VOTE BY TELEPHONE—Call toll-free from the U.S. or Canada at 1-                        on a touch-tone telephone. If outside the U.S. or Canada, call 1-                        . Please follow the simple instructions provided. You will be required to provide the unique control number printed below.

OR

2.
VOTE BY INTERNET—Please access HTTPS://WWW.                        .COM/SM&A, and follow the simple instructions provided. Please note you must type an "s" after http. You will be required to provide the unique control number printed below.

CONTROL NUMBER:

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had executed a proxy card.

OR

3.
VOTE BY MAIL—If you do not have access to a touch-tone telephone or to the Internet or wish to vote by mail, please sign, date and return the proxy card in the envelope provided, or mail to: Steven S. Myers, c/o Georgeson Inc., P.O. Box                                    , New York, NY 10038.

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE
AND RETURN IN THE ENVELOPE PROVIDED

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

PROPOSAL 1:    To elect Steven S. Myers, Albert S. Nagy, Kenneth W. Colbaugh and Redge E. Bendheim as directors of SM&A:

[ ] FOR ALL	[ ] WITHHOLD FROM ALL	[ ] FOR ALL EXCEPT

        Steven S. Myers intends to use this proxy to vote (a) FOR Steven S. Myers, Albert S. Nagy, Kenneth W. Colbaugh and Redge E. Bendheim (the "Myers Nominees") and (b) FOR the persons who have been nominated by SM&A to serve as directors, other than William C. Bowes, John P. Stenbit, Joseph B. Reagan and Robert J. Untracht for whom Mr. Myers is NOT seeking authority to vote for and WILL NOT exercise any such authority.

        NOTE: If you do not wish for your shares to be voted "FOR" a particular Myers Nominee, mark the "FOR ALL EXCEPT" box and write the name(s) of the Myers Nominee(s) you do not support on the line below. Your shares will be voted for the remaining Myers Nominee(s). You may also withhold authority to vote for one or more additional SM&A nominees by writing the name of the nominee(s) below. Mr. Myers provides no assurance that the SM&A nominees, if elected, will serve as directors if the Myers Nominees are elected to the board.

STEVEN S. MYERS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE MYERS NOMINEES LIST IN PROPOSAL 1.

PROPOSAL 2:    To ratify BDO Seidman, LLP as the Independent Registered Public Accounting Firm for the year ending December 31, 2008:

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

STEVEN S. MYERS RECOMMENDS A VOTE "FOR" PROPOSAL 2.

Please sign exactly as your name(s) appear(s) hereon. If shares are issued in the name of two or more persons, all such persons should sign the proxy. A proxy executed by a corporation or other company should be signed in its name by its authorized officers. Executors, administrators, trustees and partners should indicate their positions when signing.

, 2008
SIGNATURE(S) OF STOCKHOLDER(S)	Date

SIGNATURE (IF HELD JOINTLY):

TITLE(S), IF ANY

QuickLinks

PROXY STATEMENT OF STEVEN S. MYERS
PROPOSAL 1—ELECTION OF DIRECTORS
PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OTHER PROPOSALS
ADDITIONAL INFORMATION
APPENDIX I CERTAIN INFORMATION OF THE MYERS NOMINEES
IMPORTANT
PRELIMINARY COPY SUBJECT TO COMPLETION, DATED MARCH 24, 2008 PLEASE SEE REVERSE SIDE FOR THREE EASY WAYS TO VOTE! PROXY CARD SM&A 2008 ANNUAL MEETING OF STOCKHOLDERS THIS PROXY IS SOLICITED BY STEVEN S. MYERS
PROXY SOLICITED BY STEVEN S. MYERS YOUR VOTE IS VERY IMPORTANT